

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

July 25, 2016

Via E-mail
Richard A. Boone
Executive Vice President and Chief Financial Officer
Rhino Resource Partners, L.P.
424 Lewis Hargett Circle, Suite 250
Lexington, Kentucky 40503

      Re: **Rhino Resource Partners, L.P.**
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed March 25, 2016
               File No. 001-34892

Dear Mr. Boone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Coal Reserves and Non-Reserve Coal Deposits, page 63

1.   In future filings, please disclose the following information within or adjacent to your reserve tables or as a footnote:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

- The wash plant recovery factor for each of your mines or mining complexes.

2.   We note your disclosure of reserve audits by Cardno, Inc. and John T. Boyd Company using an independent pro forma economic analysis to classify proven and probable coal reserves or non-reserve coal deposits, based on current market conditions. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). The information requested includes, but is not limited to copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analysis.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

3.   In future filings please include a statement whether you have any third-party coal purchases or sales and if so, include these third-party tonnage amounts, purchase costs, and sales revenues in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining